Exhibit 99.1

ADS-TEC Energy Reports First Half 2026 Results; Advances Gigawatt-Scale SKM Storage Project and Strengthens its Position to Scale Own & Operate Model

Nürtingen, Germany – September 30, 2026 - ADS-TEC Energy PLC (NASDAQ: ADSE) (the “Company”), a global leader in battery-based energy storage and fast-charging systems, today announced its unaudited interim condensed consolidated financial statements as of and for the six months ended June 30, 2026.

First Half 2026 Highlights

●	Market momentum building. After a period of general caution in the EV market, various industries are now looking forward to growth momentum. Battery-electric vehicle registrations reached a 21.7% market share in the EU year-to-date through August 2026, with registrations in Germany up 53%. Targeted investments during the first half in the next generation of battery-buffered charging systems, C&I battery storage and Own & Operate position ADS-TEC Energy to participate in this growth.

●	C&I battery storage scaling rapidly. The C&I business has grown into a key contributor to an order backlog of €20.3 million as of June 30, 2026. Order intake improved further in the third quarter and is reflecting the strong market momentum.

●	SKM large-scale storage project advanced toward implementation. The 1 GW / 4 GWh project in southern Germany, one of the largest energy storage projects in Europe, has been designated by the government as being of “overwhelming public interest” due to its contribution to improved resilience of the country’s critical infrastructure. The project has received its general grid connection commitment and has secured leading suppliers. Project financing processes are underway.

●	Own & Operate model validated. The 17 sites already in operation showed encouraging performance, in terms of both system availability and revenue generation. The Company is thus laying an important foundation for scaling the network and confirming the model’s economic viability.

●	Stable recurring Service revenue of €4.5 million, growing in step with the installed base.

●	Although revenue declined to €7.4 million from €14.6 million in H1 2025, operating loss decreased by 12% and operating cash outflow decreased by €11.5 million year-on-year.

Business Development

●	ADS-TEC Energy sees clear signs of an improving market environment. In the European Union, battery-electric vehicle registrations reached approximately 1.64 million units in the first eight months of 2026, lifting their market share to 21.7%. Registrations in Germany, the Company’s home market, were up 53% year-on-year.[1] In the United States, EV sales returned to sequential growth in the second quarter of 2026.[2] A growing electric fleet drives demand for high-power charging, particularly at grid-constrained locations where battery-buffered solutions are required. At the same time, investor interest in distributed battery storage and asset-owning energy platforms continues to increase, as reflected in several large private financing rounds in the sector during 2026. The Company believes these trends support demand across its Charging, C&I storage and Own & Operate businesses.

●	The first half of 2026 was a period of targeted investment. ADS-TEC Energy advanced the development of its next generation of battery-buffered charging technology with higher charging power, significantly larger battery capacity and lower cost, planned for introduction in early summer 2027. At the same time, the Company built out its C&I storage organization and project capabilities and expanded its Own & Operate portfolio. Together, these initiatives broaden ADS-TEC Energy’s platform beyond hardware sales and position it to capture growth across charging, storage and energy services.

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Since the introduction of its new product line in 2025, the C&I battery storage business has built up a solid order book. ADS-TEC Energy has established itself as a delivery partner for complex commercial and industrial storage projects. The Company started the year with an order backlog of €8.2 million from 2025 and secured a further €9.9 million in order intake in the first half of 2026. Order intake in Q3 alone reached € 5.9 million and the Company expects momentum to continue through the remainder of the year, as established customers plan to extend their projects with ADS-TEC Energy.

As of September 30, the Company is responding to 20 requests for quotation (RFQs) with a combined value of approximately €77.3 million, corresponding to 530 MWh of storage capacity, from customers in industrial and utility segments.

●	The Company’s Charging business is undergoing a broader commercial and product transition, from larger hardware orders from a limited number of customers to a more diversified model based on smaller, phased deployments. Volumes under this model build more gradually and have not yet offset the reduction in larger legacy orders. The insolvency of a battery supplier also temporarily constrained ChargePost production. As part of this transition, the Company is preparing the next generation of charging hardware with improved performance, greater battery capacity, and lower costs, which it plans to introduce in early summer 2027.

●	An increasing number of customers rely on ADS-TEC Energy’s Service offering, reflecting the continued growth of the installed base and growing trust in the Company’s maintenance and support capabilities.

[1]	Source: European Automobile Manufacturers’ Association (ACEA).
[2]	Source: Cox Automotive / Kelley Blue Book.

●	The Company’s first owned and operated sites have demonstrated the value of combining revenue streams from fast charging, energy management and advertising. The charging points were well received by the EV community and demonstrated their reliability and profitability. The installed base showed significant growth of 170 percent in energy throughput from January to August 2026 and a reduction in direct energy procurement costs of up to 54 percent.

●	With more than 100 sites secured and additional locations coming into operation, the Company is in discussions with infrastructure investors on asset-backed, project-level financing structures to support the continued build-out.

●	With 1 GW of power and 4 GWh of storage capacity, a direct connection to the extra-high-voltage grid and complementary local solar generation, SKM represents a long-term strategic position at one of the most important substations in southern Germany. A government task force has been established to support the project. The batteries will use proven ADS-TEC Energy technology and its proprietary battery management system. This ensures long-term operational capability in the relevant areas of critical infrastructure. The Company continues to target project commencement in 2026, subject to securing final project financing.

Thomas Speidel, CEO of ADS-TEC Energy:

“Flexibility is key to the energy system of the future. While the market has seen a shakeout over the past two years, ADS-TEC Energy has used this period to invest in its future. We are developing the next generation of battery-buffered charging solutions, scaling our C&I storage business and building our Own & Operate network. Our first owned and operated sites have demonstrated that combining fast charging, energy management and advertising creates an attractive business, and we have now secured more than one hundred locations. Our C&I business has grown from a standing start into a solid order book, and SKM gives us an exceptional, decades-long position in Germany’s energy infrastructure. These investments put ADS-TEC Energy in position to take part in a market that is clearly picking up again, and I look forward to seeing our team’s work translate into economic results.”

Financial Overview

●	Total revenue was €7.4 million (H1 2025: €14.6 million). Service revenue was stable at €4.5 million. Charging revenue reflects the ongoing transition toward a more diversified customer model.

●	Operating loss improved to €26.3 million (H1 2025: €30.0 million), driven by lower costs across nearly every expense category, notwithstanding continued investment in growth initiatives.

●	Net loss was €42.0 million (H1 2025: €14.8 million), primarily reflecting non-cash fair-value remeasurements of warrant liabilities.

●	Net cash used in operating activities improved to €18.7 million (H1 2025: €30.2 million).

About ADS-TEC Energy

With over 15 years of experience in lithium-ion technologies, ADS-TEC Energy develops and manufactures battery storage solutions and ultra-fast charging systems, including advanced energy management software. ADS-TEC Energy’s battery-buffered fast-charging technology enables electric vehicles to charge at ultra-high power levels even on weak grids, all within an exceptionally compact design.

Headquartered in Nürtingen, Baden-Württemberg, the company was nominated by the President of Germany for the German Future Prize and was inducted into the “Circle of Excellence” in 2022. The outstanding quality and performance of ADS-TEC Energy’s systems are the result of extensive investment in in-house development and high levels of vertical integration. With its advanced technology platforms, ADS-TEC Energy is a trusted partner for automotive manufacturers, energy providers, and charging infrastructure operators worldwide.

More information at: www.ads-tec-energy.com

Forward-looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include statements regarding the Company’s expectations with respect to future performance, the development and scaling of its business lines and strategic projects, the anticipated timing of product launches and other commercial activities, and the Company’s ability to successfully execute its strategic transition toward a more diversified and recurring revenue-based business model. There are a significant number of factors that could cause actual results to differ materially from the statements made in this press release, including: demand for EV charging solutions and the continued adoption of electric vehicles; changes in customer purchasing patterns and customer concentration; inventory levels and the Company’s ability to sell products at anticipated prices and within expected timeframes; reliance on key suppliers and delays in product development, production or commercialization; competition and technological developments in the EV charging market; customer adoption, retention and performance of the Company’s Service offering; the capital-intensive nature and utilization of the Own & Operate model and the Company’s ability to recover upfront investments; demand, competition and technological developments in the battery storage market; the Company’s ability to convert its order backlog and project pipeline into revenue; the development and commercialization of SKM; the Company’s ability to access sufficient liquidity in the near term to sustain operations and execute its strategy; and general macroeconomic, regulatory and market conditions, including inflation, interest rates, geopolitical developments and changes in energy and environmental regulation. Additional information regarding these and other risks and uncertainties is included in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the “SEC”) on May 15, 2026 and in other filings that the Company makes with the SEC from time to time. All forward-looking statements in this press release are based on information available to the Company as of the date hereof, and the Company assumes no obligation to update such statements to reflect subsequent events or circumstances, except as required by applicable law.

Media Contact:

Katharina Decken
Marketing & Communications
Press.energy@ads-tec-energy.com

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